Exhibit 99.1

4 April 2023

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Exercise of Pre-Funded Warrants and Issue of Equity

Total Voting Rights

Biodexa Pharmaceuticals PLC (AIM: BDRX; Nasdaq: BDRX), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that it has today issued to various investors 24,798,160 new ordinary shares of £0.02 each in the Company (“New Ordinary Shares”), pursuant to exercise notices in respect of 4,959,632 Pre-Funded Warrants received yesterday. Of these exercised Pre-Funded Warrants, 3,026,538 were net exercised on a cashless basis and 1,933,093 were exercised at US$0.0004 per Pre-Funded Warrant for gross proceeds of US$773.24. Further details are set out in the Company’s circular dated 7 March 2023.

Admission and total voting rights

Application has been made to the London Stock Exchange plc for the admission to trading on AIM of the New Ordinary Shares, which is expected to become effective and dealings commence at 8.00 a.m. on or around 12 April 2023 (“Admission”). The New Ordinary Shares will rank pari passu with the existing ordinary shares.

The Company's enlarged issued share capital on Admission will comprise 65,793,047 ordinary shares, each with voting rights. The Company does not hold any shares in treasury. From Admission, expected to take place on 12 April 2023, this figure of 65,793,047 ordinary shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Unless otherwise defined, capitalised terms used in this announcement have the same meanings as ascribed to them in the Company’s circular dated 7 March 2023.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Biodexa Pharmaceuticals PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.biodexapharma.com

Strand Hanson Limited (Nominated Adviser and Broker)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (dual listed on AIM: BDRX; and NASDAQ: BDRX) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Biodexa’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Biodexa’s headquarters and R&D facility is in Cardiff, UK.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. The Company wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that the Company shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange’s AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.